SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*

eMagin Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

29076N 206
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 206	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS

George W. Haywood
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	5.	SOLE VOTING POWER: 100,000 (1)

NUMBER OF
SHARES	6.	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER: 100,000 (1)
REPORTING
PERSON
WITH	8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 100,000 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Consists of shares underlying warrants.

Item 1(a).	Name of Issuer:

eMagin Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004

Item 2(a).	Name of Person Filing:

George W. Haywood

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Moomjian, Waite, Wactlar & Coleman, LLP, 100 Jericho Quadrangle, Suite 225, Jericho, New York 11753

Item 2(c).	Citizenship:

U.S.A

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number

29076N 206

Item3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c) , Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a) (6) of the Exchange Act.

(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

(h)	[ ]	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act.

(j)	[ ]	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

(a) Amount Beneficially Owned:	100,000

(b) Percent of Class:	0.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	100,000

(ii) shared power to vote or to direct vote:	0

(iii) sole power to dispose or to direct the disposition of:	100,000

(iv) shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the beneficial owner of more than 5 percent of the class of  securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All shares reported hereby represent shares underlying warrants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ George W. Haywood
(Signature)

George W. Haywood
(Name and Title)